January 24, 2005


Stop 03-06


Mr.  John J. Cousins
Vice President, Finance
Advanced Optics Electronics, Inc.
8301 Washington N.E., Suite 5
Albuquerque, NM 87113


Re: 	Advanced Optics Electronics, Inc.
	SEC File No. 0-24511
	Form 8-K; Dated  January 13, 2005/Filed January 20, 2005



Dear Mr.  John J. Cousins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the company approved new auditors to "replace" the former accountant. Strict adherence to the requirements of Item 304 are required.

2. To the extent that you make changes to the Form 8-K to comply with
our comments, please obtain and file an updated Exhibit 16.1 letter
from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
      .	.	.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The amendment should be filed in response to these comments within 5 business days of the date of this letter.

	Any questions regarding the above comments may be directed to myself at (202) 942-2812.


							Sincerely,



							Dennis C. Hult
							Staff Accountant
??

(..continued)







Mr.  John J. Cousins
Advanced Optics Electronics, Inc.
January 24, 2005
Page 2